By U.S. Mail and EDGAR

April 30, 2008

Jennifer Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

RE:	Sport Chalet, Inc.
Form 10-K for the Fiscal Year Ended April 1, 2007
Filed June 13, 2007
Form 10-Q for the Fiscal Quarter Ended December 30, 2007
Filed February 12, 2008
File No. 0-20736

Dear Ms. Thompson:

This letter sets forth the response of Sport Chalet, Inc. (the “Company”) to the comments in your letter dated March 25, 2008 relating to the Company’s Annual Report on Form 10-K for the fiscal year ended April 1, 2007 (the “Form 10-K”) filed by the Company with the Securities and Exchange Commission (the “Commission”) on June 13, 2007 and Quarterly Report on Form 10-Q for the quarterly period ended December 30, 2007 (the “Form 10-Q”) filed by the Company with the Commission on February 12, 2008.
We understand the purpose of your review, and appreciate your comments. In response to your comments, the Company submits the following responses for the Staff’s consideration. The Company requested and was granted an extension in the due date of our response to April 30, 2008. For your convenience, we have reprinted the Staff’s original comments, followed by the Company’s response.

One Sport Chalet Drive, La Canada, CA 91011 ● Phone: 818-949-5300 Fax: 818-949-5301
www.sportchalet.com ● Publicly traded on NASDAQ: SPCHA, SPCHB

Form 10-K for the Fiscal Year Ended April 1, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 20

1.
In future filings, to the extent material, please discuss the impact of gift card breakage on your result of operations. While the amounts of breakage recognized are often immaterial to net sales, the impact can be material to operating and/or net income since breakage typically has no directly associated costs. Accordingly, it appears the changes in breakage between periods presented in your filing had a material impact on your results of operations, especially when considering your fiscal 2006 operating and net income excluding the effects of your recapitalization.

Response to Comment 1:

Over the course of the past three years we have not specifically discussed the impact of our gift card breakage as we believe the amount of breakage has not been material to our net sales and our income from operations. This belief is based on the fact that gift card issuance and redemption are daily activities in our stores and our ability to sell those gift cards and receive the breakage income only occurs because we operate those stores and is therefore inseparable from that business and the costs associated with operating our retail stores. In our view, to address every element of revenue associated with our retail stores of the magnitude of amount of breakage revenue in our Management’s Discussion and Analysis would hinder the reader’s ability to focus on important trends, risks and conditions that we are trying to describe. The table below shows the amount of breakage recognized in each of the last three years with gross profit and selling, general and administrative expense (“SG&A”) as a percent of net sales, as reported and after adjusting for breakage, as well as breakage as a percent of net sales and income from operations. Based upon this analysis, we do not believe the impact of gift card breakage is material to warrant a separate discussion in our financial statements for the prior three years; however, we do monitor these ratios and should they become material we will include gift card breakage in future discussions.

	Fiscal year
(in thousands)	2007	2006	2005
Revenue from breakage	532	397	263
Net sales	388,209	343,204	309,090
Net sales reduced by breakage	387,677	342,807	308,827
Gross profit % of sales as reported	30.9%	30.9%	30.9%
Gross profit % without breakage	31.0%	30.9%	31.0%
SG&A % of sales as reported	27.8%	27.1%	27.5%
Gross profit % without breakage	27.8%	27.1%	27.6%
Breakage revenue as % of net sales	0.1%	0.1%	0.1%
Breakage revenue as % of income	4.3%	3.0%	2.5%

(a)	Amounts for 2006 are shown excluding the effects of the recapitalization.

Liquidity and Capital Resources, page 25

2.
To the extent that payments made for maintenance, utilities, and property taxes on your leased properties are material, please include a footnote below the contractual obligations table to indicate that the lease obligation amounts presented do not include these additional obligations. Please consider disclosing amounts paid in prior years for these items in order to provide a context for the reader to understand the impact of these charges on your total lease obligations. See Item 303(a)(5) of Regulation S-K and footnote 46 to SEC Release No. 33-8350. Please also ensure your table complies with the format provided in Item 303(a)(5), including presentation of a total column by maturity date.

Response to Comment 2:

In future filings a footnote regarding the exclusion of taxes, insurance and other related expenses will be added to the table and the table format will be changed to comply with the format provided in Item 303(a)(5). As of April 1, 2007, the table would have been presented as shown below.

	Payment due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Leases (a)	$280,629,092	$29,812,296	$64,066,206	$59,348,550	$127,402,040
Employment Contracts	1,356,000	169,500	339,000	339,000	508,500
Total Contractual Obligations	281,985.092	29,981,796	64,405,206	59,687,550	127,910,540

(a)
Amounts include the direct lease obligations. Other obligations required by the lease agreements such as contingent rent based on sales, common area maintenance, property taxes and insurance are not fixed amounts and are therefore not included. The amount of the excluded expenses are; $8,451,816, $7,190,168 and $7,372,261 for the fiscal years 2007, 2006 and 2005, respectively.

Critical Accounting Policies and Use of Estimates, page 27

3.
In future filings, please revise the discussion of your critical accounting policies to focus on the assumptions and uncertainties that underlie your critical accounting estimates. Please also quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied. For example, please expand your inventory valuation disclosures to more specifically discuss the significant estimates involved in your inventory accounting and supplement your  discussion by providing quantitative analysis. Please consider disclosing further information about your cost-to-retail ratio, markups and markup cancellations, markdowns and markdown cancellations, promotional price changes, shrinkage, and valuation adjustments. Please also disclose the reasons underlying any adjustments and material changes between periods and provide sensitivity analyses showing the impact on your statements of operations given a specified change in the parameters of your estimates. Please refer to SEC Release No. 33-8350.

Response to Comment 3:

In future filings, we intend to provide the following revised disclosure related to “Critical Accounting Policies and Use of Estimates.” Note that for most of the information below, we used fiscal 2007 and prior two years to show the revised wording; in some cases the circumstances have changed and revised wording expected to be used for the fiscal year 2008 annual report was used. Significant changes are underlined.

Critical Accounting Policies and Use of Estimates

Our consolidated financial statements are prepared in accordance with accounting principles accepted in the United States. In connection with the preparation of our financial statements, we are required to make assumptions and estimates about future events, and apply judgments that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosures. We base our assumptions, estimates and judgments on historical experience, current trends and other factors that management believes to be relevant at the time our consolidated financial statements are prepared. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our financial statements are presented fairly and in accordance with accounting principles generally accepted in the United States. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material.

Our significant accounting policies are discussed in Note 2, Summary of Significant Accounting Policies, of the Notes to Consolidated Financial Statements, included in Item 8, Financial Statements and Supplementary Data, of this Annual Report on Form 10-K. Management believes that the following accounting estimates are the most critical to aid in fully understanding and evaluating our reported financial results, and they require management’s most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain. Management has reviewed these critical accounting estimates and related disclosures with the Audit Committee of our Board.

Inventory Valuation. Merchandise inventories are stated at the lower of cost (first-in, first-out “FIFO” basis determined by the retail method of accounting) or market. We consider cost to include direct cost of merchandise and inbound freight, plus internal costs associated with merchandise procurement, storage and handling. The retail method is widely used in the retail industry due to its practicality. Under the retail method, cost is determined by applying a calculated cost-to-retail ratio across groupings of similar items, known as departments. As a result, the retail method results in an averaging of inventory costs across similar items within a department. The cost-to-retail ratio is applied to ending inventory at its current owned retail valuation to determine the cost of ending inventory on a department basis. Current owned retail represents the retail price for which merchandise is offered for sale on a regular basis reduced for any permanent or clearance markdowns. As a result, the retail method normally results in an inventory valuation that is lower than a traditional FIFO cost basis.

Inherent in the retail method calculation are certain significant management judgments and estimates including initial mark-up, markdowns and shrinkage, which can significantly impact the owned retail and, therefore, the ending inventory valuation at cost. Specifically, the failure to take permanent or clearance markdowns on a timely basis can result in an overstatement of carrying cost under the retail method. Management believes that its application of the retail method reasonably states inventory at the lower of cost or market.

We regularly review aged and excess inventories to determine if the carrying value of such inventories exceeds market value. A reserve is recorded to reduce the carrying value to market value as necessary. A determination of market value requires estimates and judgment based on our historical markdown experience and anticipated markdowns based on future merchandising and advertising plans, seasonal considerations, expected business trends and other factors.

We have not made any material changes in the accounting methodology used to establish our inventory valuation or the related markdown or inventory loss reserves during the past three fiscal years. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to calculate our inventory. However, if estimates regarding consumer demand are inaccurate or our ability to maintain our cost complement percentages for certain products changes in an unforeseen manner, we may be exposed to losses or gains that could be material. A 10% difference in cost complement percentages at April 1, 2007, would have affected net earnings by approximately $5.0 million in fiscal 2007. Additionally, a 10% change in our reserve for slow moving inventories would not be material to the Company’s financial statements for the past three years.

Revenue Recognition. Sales are recognized upon the purchase by customers at our retail store locations, less merchandise returned by customers. Revenue from gift cards, gift certificates and store merchandise credits is recognized at the time of redemption. We generally accept returns up to 30 days from the date of purchase with a sales receipt or proof of purchase. Typically refunds are in the same form of payment originally received from the customer. We accommodate customers who do not have a receipt or proof of purchase by offering an exchange or store credit. When available we track the original sale date with each return and provide a reserve for projected merchandise returns based on this historical experience. As the reserve for merchandise returns is based on estimates, the actual returns could differ from the reserve, which could impact sales.

We have not made any material changes in the accounting methodology used to recognize revenue during the past three fiscal years. We do not believe there is a reasonable likelihood that there will be a material change in the estimates we use to reserve for returns. Additionally, we believe that a 10% change in our reserves for merchandise returns would not be material to the Company’s financial statements for the past three years.

We have recently implemented a customer loyalty program, Action Pass, which allows members to earn points for each purchase completed at our stores. Points earned enable members to receive a certificate that may be redeemed on future purchases. The value of points earned are included in accrued expenses and recorded as a reduction in sales at the time the points are earned, based on the retail value of points that are projected to be redeemed. A 10% change in our customer loyalty program liability at April 1, 2007, would not have been material to the Company’s financial statements.

Gift Card/Certificate Redemption. We offer our customers the option of purchasing gift cards and, in the past, gift certificates which may be used toward the future purchase of our products. Revenue from gift cards, gift certificates and store merchandise credits (the “Gift Cards”) is recognized at the time of redemption. The Gift Cards have no expiration dates. We record unredeemed Gift Cards as a liability until the point of redemption.

Our historical experience indicates that not all issued Gift Cards are redeemed (the “Breakage”). Based upon over five years of redemption data, approximately 90% of Gift Cards are redeemed within the year after issuance, and approximately 95% are redeemed within 36 months of the date of issuance, after which redemption activity is negligible. Accordingly, we recognize Breakage as revenue by periodically decreasing the carrying value of the Gift Card liability by approximately 5% of the aggregate amount. A 10% change in our breakage estimates at April 1, 2007, would not have been material to the Company’s financial statements.

We recognize Breakage at the time of redemption of Gift Cards. The revenue from Breakage is included in the income statement line item net sales and amounted to approximately $532,000, $397,000 and $263,000 for fiscal years 2007, 2006 and 2005, respectively.

Self-insurance. Property, general liability and workers' compensation insurance coverage is self-insured for various levels. When estimating our self-insured liabilities, we consider a number of factors, including historical claims experience, demographic factors, severity factors and valuations provided by independent third-party actuaries. Self-insurance accruals include claims filed, as well as estimates of claims incurred but not yet reported based on historical trends.

We have not made any material changes in the accounting methodology used to establish our self-insured liabilities during the past three fiscal years. We do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to calculate our self-insured liabilities. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to losses or gains that could be material. A 10% change in our self-insured accruals at April 1, 2007, would not have been material to the Company’s financial statements.

Impairment of Long-Lived Assets. We account for long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is determined by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered impaired, the impairment recognized is measured by comparing projected individual store discounted cash flow to the asset carrying values. Declines in projected store cash flow could result in the impairment of assets.

Our impairment loss calculations contain uncertainties because they require management to make assumptions and to apply judgment to estimate future cash flows and asset fair values, including forecasting useful lives of the assets and selecting the discount rate that reflects the risk inherent in future cash flows. We have not made any material changes in our impairment loss assessment methodology during the past three fiscal years. We do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to calculate long-lived asset impairment losses. However, if actual results are not consistent with our estimates and assumptions used in estimating future cash flows and asset fair values, we may be exposed to losses that could be material. Using the impairment evaluation methodology described herein, we recorded long-lived asset impairment charges totaling $__ million, in the aggregate, during fiscal 2008. The carrying value of property and equipment was approximately $__ million as of March 30, 2008

Accounting for Income Taxes. As part of the process of preparing the consolidated financial statements, income taxes are estimated for each of the jurisdictions in which we operate. This process involves estimating actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the balance sheet. The likelihood that deferred tax assets will be recovered from future taxable income is assessed, recognizing that future taxable income may give rise to new deferred tax assets. To the extent that future recovery is not likely, a valuation allowance would be established. To the extent that a valuation allowance is established or increased, an expense will be included within the tax provision in the income statement.

Significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against net deferred tax assets. Based on our history of operating earnings, no valuation allowance has been recorded as of April 1, 2007. In the event that actual results differ from these estimates, or these estimates are adjusted in future periods, a valuation allowance may need to be established, which could impact our financial position and results of operations.

Provisions for income taxes are based on numerous factors that are subject to audit by the Internal Revenue Service and the tax authorities in the various jurisdictions in which we do business.

Although management believes that the judgments and estimates discussed herein are reasonable, actual results could differ, and we may be exposed to losses or gains that could be material.

To the extent we prevail in matters for which reserves have been established, or are required to pay amounts in excess of our reserves, our effective income tax rate in a given financial statement period could be materially affected. An unfavorable tax settlement would require use of our cash and would result in an increase in our effective income tax rate in the period of resolution. A favorable tax settlement would be recognized as a reduction in our effective income tax rate in the period of resolution.

Stock-Based Compensation. Prior to the April 1, 2006 adoption of the Financial Accounting Standards Board (“FASB”) Statement No. 123(R), “Share-Based Payment” (“SFAS 123R”), the Company accounted for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. As permitted by SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), stock-based compensation was included as a pro forma disclosure in the notes to the consolidated financial statements. Effective April 1, 2006, the Company adopted the fair value recognition provisions of SFAS 123R, using the modified-prospective transition method. Under this transition method, stock-based compensation expense was recognized in the consolidated financial statements for granted, modified or settled stock options. The provisions of SFAS 123R apply to new stock options and stock options outstanding, but not yet vested, on the effective date of April 1, 2006. Results for prior periods have not been restated, as provided for under the modified-prospective transition method. Total stock-based compensation expense recognized for the 2007 fiscal year was $166,178 before income taxes, and the related tax benefit was $67,711. On March 31, 2006 we accelerated the vesting of options to purchase an aggregate of 209,514 shares of Class A Common Stock and 29,931 shares of Class B Common Stock. The purpose of accelerating the vesting of the options is to reduce the non-cash compensation expense that we otherwise would be required to recognize.

We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to determine stock-based compensation expense. A 10% change in our stock-based compensation expense for the year ended April 1, 2007, would have been material to our financial statements for fiscal 2007.

Controls and Procedures, page 31

4.
We advise you that your definition of disclosure controls and procedures is incomplete. Please revise future filings to indicate that disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports you file or submit to the SEC under the Exchange Act is:

•	recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms; and

•	accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure.

See Exchange Act Rule 13a-15(e) and 15d-15(e)

Response to Comment 4:

In future filings, we intend to indicate that disclosure controls and procedures are designed to ensure that information required to be disclosed in reports the Company files or submits to the Commission under the Exchange Act is:

•	recorded, processed, summarized and reported within the time period specified in the Commission’s rules and forms; and

•	accumulated and communicated to our management, including our principal executive and principal financial officer, to allow timely decisions regarding required disclosure.

We intend to provide the following disclosure as Item 9A of our Annual Report on Form 10-K for the fiscal year ended March 30, 2008. The following disclosure has been marked to show the changes from the disclosure contained in Item 4 of our Quarterly Report on Form 10-Q for the quarterly period ended December 30, 2007.

ITEM 9A. CONTROLS AND PROCEDURES

Our Chief Executive Officer, Craig Levra, and Chief Financial Officer, Howard Kaminsky, with the participation of our management, evaluated the effectiveness of the Company’s disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(e). Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, as a result of the material weakness described below, the Company’s disclosure controls and procedures are not effective, at the reasonable assurance level as of the end of the period covered by this report, to ensure that information required to be disclosed in this report is:

•	recorded, processed, summarized and reported within the time period specified in the Commission’s rules and forms; and

•	accumulated and communicated to our management, including our principal executive and principal financial officer, to allow timely decisions regarding required disclosure.

In October 2006, we selected an enterprise resource management system (the "ERP System") from SAP to replace our existing merchandise and financial information systems. Over the next eighteen months, we were in the process of implementing this system, including testing the system in a controlled environment, training our personnel in the use of the system and documenting and testing the control environment in preparation for compliance with Section 404 of the Sarbanes-Oxley Act of 2002. Our planned “go-live” date for the new system was October 1, 2007. However, we encountered delays in, among other things, integrating the ERP System with our existing "best of breed" merchandise planning system. As a result of such delays we elected to postpone implementation of the ERP System until after the end of the fiscal year ended March 30, 2008 as we did not believe it would be prudent to implement the new system so close to our fiscal year-end. We implemented the ERP System on March 31, 2008

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, our management is required to assess the effectiveness of our internal control over financial reporting as of the end of each fiscal year beginning with fiscal 2008. We have made a substantial investment to ensure that the ERP System will provide effective internal control over financial reporting, and we have evaluated our controls that are not intended to change with the implementation of the ERP System. Because we initially anticipated that the “go-live” date of the ERP System would be prior to March 30, 2008, we did not, however, fully evaluate the effectiveness of the existing controls that were to be replaced by the ERP System. With the delay in implementing the ERP System, we did not have sufficient time to fully document, test and remediate (where applicable) those controls that we previously planned to replace prior to March 30, 2008. As a result, we believe our inability to fully test the legacy system or the ERP System as required by Section 404 results in a material weakness in our internal control over financial reporting and results in an ineffective assessment of our control environment.

We have assessed the risk of financial misstatements in this Annual Report on Form 10-K that might result from the existing information system, including a review of compensating controls. Based on our review, we believe that the information contained in this periodic report fairly presents, in all material respects, the financial condition and results of operations of the Company as of, and for, the periods presented in such report.

Notwithstanding the foregoing, there can be no assurance that we will be successful in implementing, documenting, testing or remediating (when applicable) the ERP System before the end of the first quarter of fiscal 2009 ending June 29, 2008 or at all, that we will not discover material weaknesses in our internal control over financial reporting, or that we will be able to remediate any such weakness. Furthermore, if we discover a material weakness, corrective action may be time-consuming, costly and further divert the attention of management. The disclosure of a material weakness, even if quickly remedied, could reduce the market's confidence in the Company’s financial statements, and harm its stock price, especially if a restatement of financial statements for past periods were to be necessary. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Risk Factors - We are replacing our legacy merchandise and financial systems. Changes to our systems may disrupt our supply chain operations and have a material adverse impact on our business and results of operations." and "- Implementing Section 404 of the Sarbanes-Oxley Act of 2002 will be expensive, time-consuming and require significant management attention, and may not be successful."

There were no changes in the Company's internal controls over financial reporting, identified by the Chief Executive Officer or the Chief Financial Officer that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Consolidated Statements of Cash Flows, page 39

5.
Please clarify why for each fiscal year you have reflected the entire amount of tax benefits related to the exercise of stock options as financing activity inflows. Please note that the tax benefits upon exercise are operating inflows to the extent that they do not exceed the related deferred tax asset and excess tax benefits are recognized as financing inflows. See paragraphs 68, 81, and A94-96 of SFAS 123(R).

Response to Comment 5:

All stock options exercised over the prior three-year period have been related to pre- SFAS 123(R) option issuances. Accordingly, the cash retained as a result of the excess tax benefits relating to the share-based payments to the employees are presented in the statement of cash flows as a financing cash inflow. It should be noted the calculation of excess tax benefit that is presented as a financing cash flow was performed on an option-by-option basis.

Notes to the Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page 43

6.
You disclose that the value of loyalty points earned are included in accrued expenses and recorded as a reduction in sales at the time the points are earned, based on the retail value of points that are projected to be redeemed. Please clarify if your accounting policy is to defer a portion of the revenue for customer transactions earning the rewards until those rewards are redeemed or to accrue for the cost of the awards, through a reduction of sales with no subsequent reversal of  that sales reduction, as they are earned by customers. Please provide us with the illustrative journal entries you use to record the initial accrual of the awards and at their redemption. If you defer a portion of the revenue transactions earning the awards until the rewards are redeemed, please tell us where on your statements of operations you classify the cost of free product distributed to customers at the redemption date. Lastly, please quantify for us the loyalty program accrual as of each balance sheet date presented in your filing and the amount of loyalty program expenses and/or sales reductions reflected on each statement of operations presented.

Response to Comment 6:

Our customer loyalty program, Action Pass, allows members to earn points for each purchase completed at our stores. Currently customers earn one point for every dollar spent and receive a $10 certificate to be used for future purchases upon reaching 300 points. The current value of a point to a customer is approximately 3.3 cents. Once, the certificates are issued they expire after 90 days. Customers with no activity for six months lose their points. We retain the right to modify or terminate the program at any time which could mean customers losing all outstanding points.

The liability for points is recorded as a reduction of sales at the time the points are earned, based on the retail value of points that are projected to be redeemed. Our accounting policy is to defer a portion of the revenue for customer transactions earning the rewards until those rewards are redeemed. The projection is based on our history of certificate redemption and the expiration of points. Based on eight quarters of data that we have tracked since we began a pilot program in January 2006, we see that most of the breakage comes from certificates issued which have 90 day expiration dates. The expiration of points after six months of inactivity represents a small amount of breakage; however, this could change over time as the program matures. Approximately 40% of points earned either expire or the certificates issued go unredeemed and thus sales with a corresponding liability are recorded for approximately 2 cents per $100 of Action Pass member sales.

Illustrative Journal Entries

The following series of journal entries reflects an individual customer and the assumption of a $400 sale, the issuance of a certificate based upon points earned, a second assumed $100 sale in which the certificate issued is redeemed.

A $400 purchase would earn the customer 400 points with a value to the customer of $13.33 (400 times 3.3 cents per point). In addition to the normal cost of sales and inventory entries the following would be recorded:

Debit cash	$400.00
Credit sales	$386.67	($400.00-$13.33)
Credit accrued expense	$13.33

As a result of this transaction, the customer is issued a $10 certificate for having reached 300 points

Carrying the individual customer’s transaction further, we have assumed the customer returns to the store and makes a $100 purchase, in which the $10 certificate is redeemed. In addition to the normal cost of sales and inventory entries the following would be recorded:

To record sale and redeem certificate:

Debit cash	$90.00
Debit accrued expense	$10.00
Credit sales	$100.00

To accrue additional points on the $100 sale:

Debit sales	$3.33	($100.00 times 3.3 cents	)
Credit accrued expense	$3.33

At this time for this customer we have 200 points remaining ($100 for the first sale and $100 from the subsequent sale) which is shown as $6.66 in accrued expense. This liability remains until the customer spends an additional $100 to reach the 300 point threshold required for the $10 certificate. The entries are summarized as follows:

		Accrued Expense
Individual Customer:	Cash	Point $ Value	Certificates	Sales		Points
$400 sale	$400.00	$(13.33)		$	$ (386.67)	400
Mail certificate		10.00	(10.00)			(300)
$100 sale	90.00		10.00		(100.00)
Additional points	-	(3.33)	-		$3.33	100
Totals	$490.00	$(6.66)	$-		$(483.34)	200

Based on our transaction history, some customers do not reach the $300 threshold to obtain a certificate or after obtaining the certificate allow it to expire. Additional entries are recorded for breakage as each point is accrued. The breakage entries, although based on individual transactions like the one above, are best understood in the aggregate. The following entries would be recorded assuming there is $100,000 in aggregate member sales during the period, there was a $120,000 accrued expense liability which consisted of $200,000 in point value (approximately 6 million points) less $80,000 in estimated breakage from the end of the prior period and of the $200,000, $50,000 (1.5 million points) either expired from reaching six months of no activity or the certificates issued expired. Also to keep it simple no members redeemed any certificates in the period.

To record sales:

Debit cash	$100,000
Credit sales	$96,670	($100,000.00-$3,333)
Credit accrued expense	$3,333

To record estimated breakage on sales:

Debit accrued expense	$1,332	($3,333*40%)
Credit sales	$1,332

To record the expiration of points or certificates:

Debit accrued expense (point value)	$50,000
Credit accrued expense (breakage)	$50,000

At this time for we have 4.4 million points remaining for an accrued expense liability of $121,998 of which $153,330 is the value of the points less $31,332 in estimated breakage. The entries are summarized as follows:

Aggregate Transactions:	Cash	Point $ Value or Certificates	Breakage	Sales	Points
Beginning balance		$(200,000)	$80,000		6,000,000
$100,000 in sales	$100,000	(3,330)		$(96,670)	(96,670)
Estimated breakage			1,332	(1,332)
Expired points/certificates		50,000	(50,000)		(1,500,000)
Totals	$100,000	$(153,330)	$31,332	$(98,002)	4,403,330

The liability for each balance sheet date was $192,034, $34,000 and zero for the respective fiscal years ending in 2007, 2006 and 2005. The reduction of sales was $1,100,329, $149,667 and zero for the respective fiscal years ending in 2007, 2006 and 2005.

Vendor Allowances, page 44

7.
With respect to the volume rebates you receive from vendors, please tell us and disclose whether you record the rebates as progress is made toward earning them or whether they are only recognized upon achievement of milestones. If you record the rebates as progress is made toward earning them, please confirm that significant adjustments to expected cash rebates or refunds were unnecessary in the past. Please see paragraphs 7-9 of EITF 02-16.

Response to Comment 7:

The Company’s rebates, other than for reimbursed advertising costs, have historically been immaterial, generally less than $100,000 during any past fiscal year, and these rebates are recognized as a reduction of cost of sales when received. Should the amounts become material in the future we would considered the guidance of EITF 02-16 and these rebates would be recognized as a reduction of cost of sales if we believe the rebate being offered by the vendor is probable of being earned and we can reasonably estimate the amount of the rebate. In future filings, we will revise our disclosure of Vendor Allowances in Note 2 to read:

Vendor Allowances

Vendor allowances include consideration received from vendors, such as volume rebates and cooperative advertising funds. Vendor rebates other than for cooperative advertising are immaterial and accounted for when received. The majority of this consideration is based on contract terms. Amounts that represent the reimbursement of costs incurred for advertising are recorded as a reduction of the related expense in the period incurred. Amounts expected to be received from vendors relating to the purchase of merchandise are recognized as a reduction of cost of goods sold as the merchandise is sold.

Advertising Costs, page 44

8.
We believe that you should disclose the amounts of cooperative advertising funds netted against advertising expenses for each period presented to meet the disclosure objectives of paragraph 49.c. of SOP 93-7. Please do so in future filings.

Response to Comment 8:

We have reviewed the disclosure requirements of paragraph 49.c. of SOP 93-7 and in future filings, we will revise our disclosure of Advertising Costs in Note 2 to read:

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense, net of vendor reimbursement, amounted to $9,601,644, $8,166,267 and $7,923,512 for fiscal years 2007, 2006 and 2005, respectively. The amount of vendor reimbursements amounted to $5,081,169, $4,383,349 and $4,048,998 for fiscal years 2007, 2006 and 2005, respectively.

Earnings Per Share, page 45

9.
Page 29 of your proxy statement filed on September 1, 2005 indicates that “the holder of each share of Class A Common Stock will be entitled to receive a cash dividend equal to 110% of any regular cash dividend paid with respect to a share of Class B Common Stock.” Since your two classes of common stock have different dividend rates, it appears that you should present your EPS measures using the two-class method described in EITF 03-6 and paragraphs 60 and 61 of SFAS 128. Please either revise your filing to present both your basic and diluted EPS using the two-class method, or otherwise tell us why you believe your current presentation complies with GAAP. Cite the applicable authoritative GAAP guidance in your response. As required by paragraph 4 of SFAS 129, please also expand your disclosures to describe the pertinent rights and privileges of your Class A and B common stock.

Response to Comment 9:

In response to your comment above, we have reviewed EITF 03-06 and paragraphs 60 and 61 of SFAS 128. In addition, we have read the 2006 speech at the AICPA National Conference on Current SEC and PCAOB Developments given by Cathy Cole, Associate Chief Accountant of the Office of the Chief Accountant. After additional consideration and consultation, we came to believe that the particular facts in this case justified a different answer from a strict application of EITF Issue 03-6. We believe that the EITF consensus was generally written in the context of classes of participating securities that do not control the company and that applying the EITF guidance would not produce the most transparent reporting. Below, the Company provides disclosures of the factors it considered in determining that its methodology was appropriate.

Although we have two classes of stock, in which Class A Stock has a preferential dividend of 110% of the Class B Stock dividend, we believe the results of applying the two class method is not meaningful to our presentation of earnings per share and creates confusion in our presentation of earnings per share. We have considered the following in our assessment of the application of the two class method:

•
Class A shares represent 88% of our total common stock outstanding and management, excluding the founder, holds only 1% of those shares. Class B shares represent 12% of our total common stock outstanding and management, excluding the founder, hold 61% of those shares.

•
The intent of the recapitalization transaction was to create value shares (Class A) and controls shares (Class B) in order that holders of the Class B shares could control any matter presented to the shareholders.

•
The Class A and Class B shares effectively trade in the market at a similar price which is driven by the Class A shares as they are the only class which has an active market in which they trade. Since our fiscal year following the recapitalization, to date, Class A shares trade at 3.4 times the volume of Class B shares.

•
As a result of the recapitalization transaction, the amounts of Class B shares that can be issued in the future are limited by Nasdaq Rule 4351 and the Company has no intention to issue additional Class B shares. All stock option grants since the recapitalization have been Class A shares.

•
As disclosed in our Form 10-K, the Company has never paid a cash dividend and has no plans to pay a cash dividend for the foreseeable future as our intent is to use earnings to fund store expansion for many years to come. Also in the event that the Company would be sold or merged with another Company, the Class A and Class B shares would be treated the same.

In the table below we have applied the two class method to our fiscal year end 2007 operating results.

(Based on FY 2007, Average Diluted Shares and Dollars in 000's)
	# Shares	% to Total	Allocation of Undistributed Earnings Based on Dividend Preference	Allocation of Undistributed Earnings Based on Shares Only	Difference in Allocation of Undistributed Earnings	EPS Based on Dividend Preference	EPS Based on Shares Only
Class A Common	12,546	88%	$6,286	$6,214	$72	$0.50	$0.50
Class B Common	1,787	12%	$814	$885	-$72	$0.46	$0.50
	14,333	100%	$7,099	$7,099	$0
Class B Common, excluding management	561	4%	$256	$278	-$22

As can be seen in the calculation, if we allocate undistributed earnings based upon the dividend preference proscribed in the two class method versus an allocation based upon the number of shares, Class A shares receive an additional allocation of $72,000 or approximately 1% of undistributed earnings. This additional allocation to Class A shares would result in an earning per share number that is identical to the previously reported combined earnings per share calculation. The reduction in the undistributed earnings to the Class B shares would reduce reported earnings per share for this particular class to $0.46 or a 9% change from the reported number. Given the limited trading of the Class B shares and the significant amount of shares held by management and other insiders, we do not believe this reduction in earnings per share is material nor is it meaningful to the individual investor. In fact, we believe this dual presentation of earnings per share would be confusing and consequently less transparent to the investor.

As stated in Cathy Cole’s speech, “The SEC staff believes that the EITF consensus was generally written in the context of classes of participating securities that do not control the company…”

We believe the application of the two class method to our Class B shares which control of the Company would cause confusion to the investor as to why there is an additional allocation and create exhaustive explanations to investors each time that earnings per share is presented. In our opinion, this is not transparent to the reader nor is it material to our earnings per share presentation.

In the future we will expand our disclosure of our common stock in the Notes to the Consolidated Financial Statements, “Note 1. Description of Business and Recapitalization Plan” as follows with changes underlined:

In the second quarter of fiscal 2006, the Company’s Board of Directors approved a recapitalization plan designed to facilitate the orderly transition of control from the Company’s founder (the “Founder”) to certain members of management and to increase financial flexibility for the Company and its stockholders. The recapitalization plan transferred a portion of the Founder’s ownership to Craig Levra, Chairman and Chief Executive Officer, and Howard Kaminsky, Executive Vice President - Finance, Chief Financial Officer and Secretary, and allowed current stockholders to retain existing ownership and voting interests.

The recapitalization established two classes of common stock and was effected through a reclassification of each outstanding share of Common Stock into 0.25 share of Class B Common Stock. The reclassification was followed by a non-taxable stock dividend of seven shares of Class A Common Stock for each one outstanding share of Class B Common Stock. Each share of Class B Common Stock entitles the holder to one vote, and each share of Class A Common Stock entitles the holder to 1/20th of one vote.

The recapitalization doubled the total number of shares outstanding and, therefore, had the same impact on earnings per share as a 2-for-1 stock split. However, the establishment of dual classes of common stock did not affect the relative voting or equity interests of existing stockholders since the reclassification of Common Stock and issuance of a stock dividend affected each stockholder in proportion to the number of shares previously owned. The Class A Common Stock and the Class B Common Stock will generally vote on all matters as a single class. The holders of the Class A Common Stock and Class B Common Stock will vote as a separate class on any reverse stock split which results in holders of more than 5% of such class being converted into fractional shares. The holders of Class A Common Stock, voting as a separate class, are also entitled to elect one director, and the affirmative vote of the holders of a majority of the shares of Class A Common Stock, voting as a separate class, will be required to amend certain provisions of the Company's Certificate of Incorporation. The recapitalization plan also included certain protection features for holders of Class A Common Stock in an effort to ensure parity in the trading of the two classes of common stock

Each share of Class A Common Stock and each share of Class B Common Stock shall have identical rights with respect to dividends and distributions; provided, however, that the holder of each share of Class A Common Stock shall be entitled to receive a regular cash dividend equal to 110% of any regular cash dividend paid with respect to a share of Class B Common Stock; and provided, further, that dividends or other distributions payable on the Common Stock in shares of Common Stock shall be made to all holders of Common Stock and may be made only as follows: (i) in shares of Class A Common Stock to the record holders of Class A Common Stock and to the record holders of Class B Common Stock, (ii) in shares of Class A Common Stock to the record holders of Class A Common Stock and in shares of Class B Common Stock to the record holders of Class B Common Stock solely in connection with a proportionate dividend to effectuate a split of the Common Stock, or (iii) in any other authorized class or series of capital stock to the holders of both classes of Common Stock.

In addition we will expand our disclosure of the earnings per share calculation in the Notes to the Consolidated Financial Statements, “Note 2. Summary of Significant Accounting Policies, Earnings Per Share” as shown below with changes underlined:

Earnings per share has been computed in accordance with Statement of Financial Accounting Standard No. 128, “Earnings Per Share” (“EPS”). Basic EPS equals net income divided by the number of weighted average common shares. Diluted EPS includes potentially dilutive securities such as stock options and convertible securities. The Company does not utilize the two-class method to report its earnings per share. The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock according to participation rights in undistributed earnings. Our recapitalization plan provided that Class A Common Stock shall be entitled to receive a regular cash dividend equal to 110% of any regular cash dividend paid with respect to a share of Class B Common Stock, which could result in the two-class method of computing earnings per share. However the application of this method would result in an immaterial change in earnings per share and is therefore not presented.

Form 10-Q for the Fiscal Quarter Ended December 30, 2007

Note 4. Impairment of Long-lived Assets, page 8

10. We note that you recorded a $2.1 million impairment charge during the quarterly period ended December 30, 2007 related to certain underperforming California stores and have the following comments:

•
Please provide us with further information about the circumstances that led to this impairment and the timing of this charge, including how long these stores have been open and why an impairment charge was not necessary in prior periods.

•	Please tell us how you determined that no other stores were impaired.

•
Please expand your Critical Accounting Policy concerning impairment of long-lived assets to provide more detail consistent with the guidance in Section V of SEC Release No. 33-8350, including quantifying the impact of reasonably likely changes in your impairment testing assumptions. Please show us what this expanded disclosure will look like.

Response to Comment 10:

On a quarterly basis, we perform an analysis of impairment for all of our stores based upon a review of each store’s contribution to profit. For stores that do not provide a contribution to profit, we assess the store’s performance without consideration of depreciation and advertising which is only considered at the incremental level. Incremental advertising is based on an assumption that the Company will continue to advertise in a given market (if there is more than one store within that market) at the same level regardless as to whether one store is removed from that market; therefore, for impairment purposes only the store specific advertising is considered in the analysis, such as local newspaper and Action Pass emails. Also similar to advertising, corporate overhead was removed as we cannot distinguish any component of overhead to a specific store. Generally we exclude new stores from the analysis; however, in certain circumstances, we may continue to assess the impairment of a new store if the actual store sales are significantly below budget and the lack of sales volume appears to be more than temporary due to overall economic conditions.

Cash flow is projected over the remaining term of the lease. There are many assumptions that drive a long-term forecast of each store; however, sales is the primary factor and each individual store’s facts and circumstances were used as well as references to similar stores’ history to determine sales growth over time. We assess the sensitivity of sales to the entire calculation. For instance, a store would not be impaired with achievable sales increases if we had reason to believe the increases were reasonable; however, if uncharacteristically large increases in sales would result in a store not being impaired, we utilized a more reasonable sales number. Since sales can fluctuate significantly over time and have an impact on most other line items of the operating statement, these types of expense were either held constant in dollars or were based on sales for projection purposes, utilizing historical information from similar stores. Inflation was not considered.

During the quarter ended December 30, 2007, we reviewed all stores that did not have a contribution to profit for fiscal 2007, most of which were budgeted to be profitable during the fiscal year 2008, for changes in circumstances that might indicate impairment. Upon completion of our undiscounted cash flow analysis, it was determined that two stores were impaired. Both stores were opened in the third quarter of fiscal 2007. As these stores now had a prior year sales figure to compare and we had been open for the second Holiday season, we could determine there was no sales growth from their first year numbers, something that is unusual for new stores. We believe the circumstances that led to the impairment were the result of the deteriorating economic conditions in the state of California and the Company’s inability to meet its forecasted sales in these locations. This quarter was the first quarter we could determine the lack of growth in sales. Based upon our analysis and the procedures that we perform on a quarterly basis, we believe these are the only two locations that are impaired.

In future filings, we will expand our disclosures in accordance with SEC Release No. 33-8350 to read as shown in “Response to Comment 3” above.

We appreciate the Staff’s comments and find them very helpful in enhancing our disclosures. We understand that the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings; that the Staff’s comments or changes to discourse in response to the Staff comments do not foreclose the Commission from taking any action with respond to the filings; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please note that a copy of this response letter has been filed on EDGAR. If you have any additional comments after reviewing my responses, please contact me at (818) 949-5386.

Sincerely,

\s\ Howard Kaminsky

Howard Kaminsky,
Executive Vice President,
Chief Financial Officer and Secretary